SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

TOKYO KYUKO DENTETSU KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU CORPORATION
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Kazuyoshi Shimojima
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-9603
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of a press release made in Japan, Tokyu Corporation's home jurisdiction, on April 25, 2002 (Tokyo). A copy of this translation is also available on Tokyu Corporations's website at www.tokyu.co.jp/guide/ir/g03h.html. Attached as Attachment II is a copy of a press release issued in the United States on April 26, 2002 which summarizes the Japanese press release and includes information regarding how a copy of the full English translation of the Japanese press release may be obtained.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of the Current Report of Tokyu Corporation (which includes a copy of the Memorandum of Understanding and an excerpt from minutes of the meeting of the board of directors of Tokyu Corporation) filed with the Kanto Finance Bureau of the Japanese Ministry of Finance, on April 25, 2002 (Tokyo). Tokyu Corporation and Tokyu Car Corporation also jointly submitted notice in Japanese to the Tokyo Stock Exchange on April 25, 2002 (Tokyo) in the same form as the Japanese press release referenced in Part I, an English translation of which is attached as Attachment I.

PART III
CONSENT TO SERVICE OF PROCESS

Filed concurrently with this Form CB is a Form F-X appointing an agent for service of process.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yuji Kinoshita

(Signature)

Yuji Kinoshita
General Manager
Group Restructuring Strategy & Investor Relations Division
Corporate Headquarters

(Name and Title)

April 26, 2002

(Date)

Attachment I

April 25, 2002

To Whom It May Concern:

Company Name: TOKYU CORPORATION
Name of Representative Director: Kiyofumi Kamijo, President and Representative Director
(Code No.9005, Tokyo Stock Exchange, First Section)

Company Name: TOKYU CAR CORPORATION
Name of Representative Director: Takeo Momose, President
(Code No.7123, Tokyo Stock Exchange, First Section,
Osaka Stock Exchange, First Section)

Notice of Tokyu Car Corporation Becoming
A Wholly-owned Subsidiary through Share Exchange

We hereby notify (i) that the Boards of Directors of Tokyu Corporation (hereinafter "Tokyu") and Tokyu Car Corporation (hereinafter "TCC") resolved in meetings both held on April 25, 2002 to make TCC a wholly-owned subsidiary of Tokyu through a share exchange and (ii) that the two companies executed a Memorandum of Understanding for such purpose.

A Share Exchange Agreement is scheduled to be executed in late May 2002, and will be subject to shareholder approval at the respective annual general meetings of shareholders of Tokyu and TCC scheduled for late June 2002. The share exchange is scheduled to take place on October 1, 2002.

Description

1. Purposes of making TCC a wholly-owned subsidiary through share exchange

In line with the adoption of the "Tokyu Group Management Policy" in April 2000 and the drastic reexamination of the management system of the group in order to maximize shareholder value, Tokyu has been promoting the reorganization of its businesses (including the hotel business, the freight transportation business and the building management business) under the "selection and concentration" policy and has also been pursuing various strategies to maintain the growth of the company such as reevaluating the functions of train stations, promoting its media businesses and entering the real estate investment trust business.

TCC began its operations by primarily restoring Tokyu's war-damaged railroad vehicles, and expanded its business by focusing on the manufacture and sales of railroad vehicles, special equipment cars and parking systems. Over the past several years, however, TCC continued to show an operating loss due to declining profits caused by decreasing demand in the transportation industry and falling sale prices. TCC has made efforts to increase management efficiency by slimming down excessive production facilities and reducing supply costs. However, the following aspects led the management of both Tokyu and TCC to conclude that making TCC a wholly-owned subsidiary of Tokyu is most appropriate.

1. The need to rapidly restructure the business organization in order to concentrate on TCC's stronger businesses

2. Potential improvement of the value of the group enterprise through the effective use of the managerial resources of TCC

3. The need to proceed with rapid decision making by management in accord with the total business strategy of the Tokyu group

From hereon, Tokyu and TCC will grapple with business restructuring issues with a "selection and concentration" approach--the executive policy of Tokyu group management. In particular, the technology of TCC and its know-how will be concentrated in industries in which synergies with the core business of the group will be obtainable, which would enable a management system that is flexible enough and capable of actively answering the needs of the client and adapting to changes in the business environment. Moreover, this plan makes effective use of the managerial resources of TCC across the Tokyu group, working towards the improvement in value of the group enterprise as a whole.

2. Terms and conditions of share exchange

(1) Schedule for share exchange

April 25, 2002	Approval of the Memorandum of Understanding regarding the Share Exchange by the board of directors of both companies
April 25, 2002	Execution of the Memorandum of Understanding regarding the Share Exchange
Late May 2002 (tentative)	Approval of the Share Exchange Agreement by the board of directors of both companies
Late May 2002 (tentative)	Execution of the Share Exchange Agreement
Late June 2002 (tentative)	Annual general shareholders' meeting of both companies to approve the Share Exchange Agreement
October 1, 2002	Date of execution of the share exchange

(2) Conversion rate for share exchange

Name of company	TOKYU (Wholly-owning parent company)	TCC (Wholly-owned subsidiary)
Conversion rate of shares	1	0.167

(Note) 1. Conversion rate of shares:
0.167 shares of Tokyu stock will be exchanged for each one (1) share of TCC stock and distributed to each existing shareholder of TCC (excluding Tokyu).

2. Basis of calculation of conversion rate for share exchange:
The conversion rate for the share exchange has been calculated by KPMG Corporate Finance K.K. for Tokyu and by Mizuho Securities Co., Ltd. for TCC. Taking the results of those calculations into consideration, Tokyu and TCC determined and agreed upon the above rate.

3. Results, methods, and bases of calculation by third parties:
KPMG Corporate Finance K.K. primarily used a method called the "break-up value analysis," while broadly taking into account the values calculated by using among others the market value method, discounted cash flow formula (DCF), and adjusted book value method, to calculate the estimated value of the shareholders' equity of both companies and computed the conversion rate for the share exchange accordingly.

Mizuho Securities Co., Ltd. primarily used the market value method while broadly taking into account the values calculated by using discounted cash flow formula (DCF), comparable peer company analysis to analyze the fair value of the stocks of both companies, and based its calculation of the rate of share exchange upon the results of such analysis.

4. Number of new shares to be issued pursuant to share exchange:
The number of new shares to be issued pursuant to the share exchange is to be decided.

3. Outline of the parties involved in the share exchange

(1) Trade name	Tokyu (Wholly-owning parent company) (As of September 30, 2001)	TCC (Wholly-owned subsidiary) (As of September 30, 2001)
(2) Line of business	Railroad business, real estate business, hotel business	Railroad vehicles, special equipment cars, parking systems
(3) Date of incorporation	September 2, 1922	August 23, 1948
(4) Headquarters Location (registered office)	5-6 Nampeidai-cho, Shibuya-ku, Tokyo	3-1 Ookawa, Kanazawa-ku, Yokohama, Kanagawa
(5) Name of Representative	President and Represntative Director Kiyofumi Kamijo	President Takeo Momose
(6) Capital	108,819 million yen	14,047 million yen
(7) Number of issued and outstanding shares	1,123,885 shares	123,367 shares
(8) Shareholders' equity	257,894 million yen	25,456 million yen
(9) Total assets	1,559,008 million yen	71,678 million yen
(10) Fiscal year end	March 31	March 31
(11) Number of employees	3,996	1,146
(12) Names and shareholding percentages of major shareholders	The Dai-Ichi Mutual Life Insurance Company 7.34% Nippon Life Insurance Company 7.10% The Chuo Mitsui Trust and Banking Co., Ltd. 3.30% The Industrial Bank of Japan, Ltd. 3.00% The Toyo Trust & Banking Company Limited 2.80% (Trust Account Unit A)	Tokyu Corporation 17.07% The Taiyo Mutual Life Insurance Co. 4.51% Keihin Electric Express Railway Co., Ltd 4.34% The Asahi Bank, Ltd. 4.00% The Chuo Mitsui Trust and Banking Co., Ltd. 3.16%
(13) Correspondent banks	The Bank of Tokyo-Mitsubishi, Ltd. The Chuo Mitsui Trust and Banking Co. Ltd. and others	The Asahi Bank, Ltd. The Chuo Mitsui Trust and Banking Co., Ltd. and others

(14) Capital Relationships between parties	Tokyu holds 17.07% of all issued and outstanding TCC shares, and TCC holds 0.52% of all issued and outstanding Tokyu shares.

4. Business performance for the last three fiscal years

(million yen)

	Tokyu (Wholly-owning parent company)			TCC (Wholly-owned subsidiary)		
Fiscal Year	FY ended March 1999	FY ended March 2000	FY ended March 2001	FY ended March 1999	FY ended March 2000	FY ended March 2001
Operating revenue	301,977	282,691	292,499	47,130	57,157	49,951
Operating income	50,373	53,922	46,333	△ 5,621	△ 6,271	△ 1,893
Recurring income	32,890	31,026	18,443	△ 6,463	△ 6,071	△ 3,267
Net income	9,501	6,306	6,997	△ 1,742	△ 7,939	△ 3,540
Net income per share (yen)	8.65	5.74	6.37	△ 14.12	△ 64.36	△ 28.70
Annual dividend per share (yen)	5.00	5.00	5.00	-	-	-
Shareholders' equity per share (yen)	219.91	220.57	226.55	300.34	235.98	221.51

5. Post-share exchange outlook

(1) Trade name, line of business, headquarters location, and corporate representative

There will be no change in the trade name, line of business, headquarters location, or corporate representative of both companies from the corresponding entries found in "3. Outline of the parties involved in the share exchange."

(2) Amount of capital

Tokyu's increase of capital and capital reserve has not been determined yet.

(3) Effects on business performance

TCC is currently an affiliate of Tokyu to which the equity method is applicable. It will become a consolidated subsidiary of Tokyu in the second half of the fiscal year ending March 2003. Accordingly, at such time, TCC's Operating Revenues and operating income, etc. will be reflected in the consolidated business performance of Tokyu.

We believe that TCC's transition to a wholly-owned subsidiary of Tokyu will reinforce the restructuring process of TCC, increase management efficiency and the effective use of managerial resources and ultimately enhance and stabilize the consolidated business performance of Tokyu.

Inquiries may be directed to:

TOKYU CORPORATION
Yoshihiro Yasuda, Atsushi Shinbori, Public Relations Division
(Telephone: 03-3477-6086) or
Kazuyoshi Kashiwazaki,
Accounting Section, Finance and Accounting Division
(Telephone: 03-3477-6168)

TOKYU CAR CORPORATION
Takayuki Kobayashi, Kouichirou Sakata, Public Relations Department
(Telephone: 03-5431-1053) or
Tadao Yoshida, Finance and Accounting Department
(Telephone: 045-701-5711)

Attachment II

For Immediate Release

Press Release

Tokyo, Japan, April 26, 2002--Notice of Tokyu Car Corporation Becoming a Wholly-Owned Subsidiary of Tokyu Corporation through a Share Exchange. The Boards of Directors of Tokyu Corporation (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Kiyofumi Kamijo) and Tokyu Car Corporation (Headquarters: Yokohama, Kanagawa; President: Takeo Momose) resolved in meetings both held on April 25, 2002 to make Tokyu Car a wholly-owned subsidiary of Tokyu through a share exchange. Accordingly, the two companies executed a Memorandum of Understanding on the same date for such purpose. A Share Exchange Agreement is scheduled to be executed in late May 2002, and will be subject to shareholder approval at the respective annual general meetings of shareholders of Tokyu and Tokyu Car scheduled for late June 2002. The share exchange is scheduled to take place on October 1, 2002. Subject to provisions set forth in the Memorandum of Understanding and to be included in the Share Exchange Agreement, 0.167 shares of Tokyu stock will be exchanged for each share of Tokyu Car stock and distributed to each existing shareholder of Tokyu Car (excluding Tokyu).

In line with the adoption of the "Tokyu Group Management Policy" in April 2000 and the drastic reexamination of the management system of the group in order to maximize shareholder value, Tokyu has been promoting the reorganization of its businesses (including the hotel business, the freight transportation business and the building management business) under the "selection and concentration" policy and has also been pursuing various strategies to maintain the growth of the company such as reevaluating the functions of train stations, promoting its media businesses and entering the real estate investment trust business. Tokyu Car began its operations by primarily restoring Tokyu's war-damaged railroad vehicles, and expanded its business by focusing on the manufacture and sales of railroad vehicles, special equipment cars and parking systems.

Recognizing the need to rapidly restructure the business organization in order to concentrate on Tokyu Car's stronger businesses, the potential improvement in value of the group enterprise through the effective use of Tokyu Car managerial resources and the need to proceed with rapid decisionmaking by management in accord with the total business strategy of the Tokyu group, the management of both Tokyu and Tokyu Car concluded that making Tokyu Car a wholly-owned subsidiary of Tokyu is most appropriate. From hereon, Tokyu and Tokyu Car will grapple with business restructuring issues with a "selection and concentration" approach--the executive policy of Tokyu group management. In particular, the technology of Tokyu Car and its know-how will be concentrated in industries in which synergies with the core business of the Tokyu group will be obtainable, which would enable a management system that is flexible enough and capable of actively answering the needs of the client and adapting to changes in the business environment. Moreover, this plan makes effective use of the managerial resources of Tokyu Car across the Tokyu group, working towards the improvement in value of the group enterprise as a whole. The Boards of Directors of both Tokyu and Tokyu Car believe that Tokyu Car's transition to a wholly-owned subsidiary of Tokyu will reinforce the restructuring process of Tokyu Car, increase management efficiency and the effective use of managerial resources and ultimately enhance and stabilize the consolidated business performance of Tokyu.

If any shareholder of Tokyu or Tokyu Car would like a complete English translation of the press release issued in Japan, it is available on Tokyu Corporation's website at www.tokyu.co.jp/guide/ir/g03h.html or a copy may be obtained by requesting one directly via international post at the following address: Tokyu Corporation, Attn: Kazuyoshi Shimojima, 5-6 Nampeidai-cho, Shibuya-ku, Tokyu 150-8511, Japan, Tel: 81-3-3477-9603.

This press release relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Exhibit I

CURRENT REPORT

TOKYU CORPORATION

6 1 1 0 0 4

CURRENT REPORT

TO: CHIEF OF THE KANTO FINANCE BUREAU

DATE OF SUBMISSION: APRIL 25, 2002

COMPANY NAME IN JAPANESE: TOKYO KYUKO DENTETSU KABUSHIKI KAISHA

COMPANY NAME IN ENGLISH: TOKYU CORPORATION

NAME AND TITLE OF CORPORATE REPRESENTATIVE:
KIYOFUMI KAMIJO, PRESIDENT AND REPRESENTATIVE DIRECTOR

HEADQUARTERS LOCATION: 5-6 NAMPEIDAI-CHO, SHIBUYA-KU, TOKYO
TELEPHONE: (03) 3477-6400

CONTACT PERSON: KAZUYOSHI KASHIWAZAKI, SENIOR MANAGER
OF ACCOUNTING SECTION, FINANCE AND ACCOUNTING DIVISION

NEAREST CONTACT PLACE: SAME AS ABOVE
TELEPHONE: SAME AS ABOVE

CONTACT PERSON: SAME AS ABOVE

LOCATIONS WHERE A COPY OF THIS CURRENT REPORT IS AVAILABLE
FOR PUBLIC INSPECTION

NAME OF PLACE	LOCATION
TOKYO STOCK EXCHANGE	2-1 KABUTO-CHO, NIHONBASHI, CHUO-KU, TOKYO

(NO. OF PAGES IN THIS DOCUMENT: 5 PAGES INCLUDING THE COVER PAGE)

1. Reasons for Submitting the Report

At a meeting of the Board of Directors of Tokyu Corporation (hereinafter "Tokyu") held on April 25, 2002, it was decided that Tokyu Car Corporation (hereinafter "TCC") shall become a wholly owned subsidiary of Tokyu as of October 1, 2002 through a share exchange, and that at such share exchange 0.167 shares of the stock of Tokyu shall be allocated for each one (1) share of TCC and distributed to TCC's shareholders other than Tokyu. Tokyu executed a memorandum of understanding regarding a share exchange as of April 25, 2002 and hereby submits this report pursuant to the provisions of Article 24-5(4) of the Securities and Exchange Law of Japan and Article 19(2)(ii), (iii) and (vi-2) of the Ordinance of the Prime Minister's Office Regarding the Disclosure of Corporate Affairs.

2. Contents of the Report

(a) Items relating to the shares to be issued

(i) Type of shares:

Shares of common stock

(ii) Number of shares to be issued:

To be decided

(iii) Issue price and amount of capitalization per share:

To be decided

(iv) Aggregate amount of issue price and of capitalization:

To be decided

(v) Method of issuance:

There shall be allocated 0.167 shares of Tokyu stock for each share of TCC.

No shares shall be allocated for TCC shares held by Tokyu.

(vi) Amount and use of proceeds:

Not applicable

(vii) Date of issuance:

October 1, 2002

(viii) Listing stock exchange:

Tokyo Stock Exchange

(ix) Capital amount as of the date of this report (Total number of shares issued):

¥108,819,851,593 (1,123,885,596 shares)*

* The above amount does not include any additional amounts that may be generated by conversion of convertible bonds taking place during the month in which this report is submitted (April 2002).

(b) Items relating to the company that will become the Specified Subsidiary:

(i) Name, business address, name of the corporate representative, capital, and line of business of the Specified Subsidiary:

(1) Name of the Specified Subsidiary:

Tokyu Car Corporation

(2) Address:

3-1 Ookawa, Kanazawa-ku, Yokohama, Kanagawa

(3) Name of the corporate representative:

Takeo Momose, President

(4) Capital:

¥14,047,000,000

(5) Line of business:

Business related to the manufacture of railroad vehicles, special equipment cars and parking systems

(ii) The number of voting rights of the Specified Subsidiary held by Tokyu and its ratio to the aggregate total of voting rights of the Specified Subsidiary before and after the transfer:

The number of voting rights held by Tokyu

Before the transfer 23,198,823 shares
(as of the date of this report)

(Including indirect holdings of 2,137,734 shares)

After the transfer 123,367,528 shares
(as of the date of this report)

(No indirect holdings of shares)

Ratio to the aggregate total of voting rights

Before the transfer 18.8%
(Including indirect holdings of 1.7%)

After the transfer 100.00%
(No indirect holdings)

(iii) Reasons for the transfer and its date:

At the meeting of the Board of Directors held on April 25, 2002, Tokyu has adopted a resolution whereby (i) TCC will become a wholly-owned subsidiary of Tokyu by means of a share exchange to be effected as of October 1, 2002, subject to the execution of a share exchange agreement and the approval of the shareholders of Tokyu and TCC of the share exchange agreement at the respective annual general meetings of shareholders which are both scheduled for late June 2002, and (ii) such share exchange will be effected by allocating and distributing 0.167 shares of Tokyu's stock in exchange for each one (1) share of TCC stock held by the shareholders other than Tokyu, and Tokyu has executed a memorandum of understanding regarding the share exchange to such effect as of April 25, 2002. As a result of this share exchange, TCC will become a Specified Subsidiary as set forth in Article 19(7)(iii) of the Ordinance of the Prime Minister's Office Regarding the Disclosure of Corporate Affairs.

Date of Transfer October 1, 2002

(c) Items relating to the company that will become a wholly-owned subsidiary

(i) Name, business address, name of the representative, capital, and line of business of the company involved as the other party in such share exchange:

Same as described in Item 2.b "Items relating to the company that will become the Specified Subsidiary" (above).

(ii) Purposes of the share exchange:

In line with the adoption of the "Tokyu Group Management Policy" in April 2000 and the drastic reexamination of the management system of the group in order to maximize shareholder value, Tokyu has been promoting the reorganization of its businesses (including the hotel business, the freight transportation business and the building management business) under the "selection and concentration" policy and has also been pursuing various strategies to maintain the growth of the company such as reevaluating the functions of train stations, promoting its media business and entering the real estate investment trust business.

TCC began its operations by primarily restoring Tokyu's war-damaged railroad vehicles, and expanded its business by focusing on the manufacture and sales of railroad vehicles, special equipment cars and parking systems. Over the past several years, however, TCC continued to show an operating loss due to declining profits caused by decreasing demand in the transportation industry and falling sale prices. TCC has made efforts to increase management efficiency by slimming down excessive production facilities and reducing supply costs. However, the following aspects led the management of both Tokyu and TCC to conclude that making TCC a wholly-owned subsidiary of Tokyu was most appropriate.

(1) The need to rapidly restructure the business organization in order to concentrate on TCC's stronger businesses

(2) Potential improvement of the value of the group enterprise through the effective use of managerial resources of TCC

(3) The need to proceed with rapid decisionmaking by management in accord with the total business strategy of the Tokyu group

From hereon, Tokyu and TCC will grapple with business restructuring issues with a "selection and concentration" approach – the executive policy of Tokyu group management. In particular, the technology of TCC and its know-how will be concentrated in industries in which synergies with the core business of the group will be obtainable, which would enable a management system that is flexible enough and capable of actively answering the needs of the client and adapting to changes in the business environment. Moreover, this plan makes effective use of the managerial resources of TCC across the Tokyu group, working towards the improvement in value of the group enterprise as a whole.

(iii) Method of share exchange and contents of the share exchange agreement:

(1) Method of share exchange

Pursuant to the memorandum of understanding regarding the share exchange signed on April 25, 2002, and subject to the execution of a share exchange agreement and approval of such share exchange agreement at the respective annual general meetings of shareholders of Tokyu and TCC which are both scheduled for late June 2002, Tokyu will designate October 1, 2002 as the date of share exchange, and allocate and distribute 0.167 shares of Tokyu's stock to TCC's shareholders other than Tokyu in exchange for each one (1) share of TCC stock they hold. Through such share exchange, the shares of TCC stock held by its shareholders other than Tokyu will be transferred to Tokyu, and TCC will become a wholly-owned subsidiary of Tokyu.

(2) Contents of the memorandum of understanding regarding the share exchange agreement

The following are the contents of the memorandum of understanding regarding the share exchange agreement entered into on April 25, 2002 by and between Tokyu and TCC:

Memorandum of Understanding regarding Share Exchange (hereinafter this "MOU")

This Agreement is made and entered into as of April 25, 2002 by and between Tokyu Corporation (hereinafter "Tokyu") and Tokyu Car Corporation (hereinafter "TCC") in connection with the basic matters regarding the execution of the share exchange.

Article 1. Execution of share exchange

Tokyu and TCC shall execute a share exchange that causes Tokyu to become the wholly-owning parent company and TCC to become a wholly-owned subsidiary of Tokyu.

Article 2. Date of share exchange

The date of the share exchange shall be October 1, 2002, provided that the date may be changed, if necessary, upon consultation between Tokyu and TCC.

Article 3. Shareholders' approval for share exchange agreement

Tokyu and TCC shall request approval for the Share Exchange Agreement and the necessary matters related thereto at each company's respective annual general shareholders' meeting scheduled to be held in late June 2002, provided that the date may be changed, if necessary, upon consultation between Tokyu and TCC.

Article 4. Share exchange ratio

(1) Tokyu shall allocate and distribute 0.167 shares of Tokyu's common stock for each one (1) share of TCC's common stock, except for the TCC stock held by Tokyu, to which no Tokyu stock will be allocated.

(2) The share exchange ratio under Article 4(1) may be revised and changed upon consultation between Tokyu and TCC in case of material changes of the financial circumstances or business of either Tokyu or TCC.

Article 5. Execution of the share exchange agreement

Tokyu and TCC will execute a share exchange agreement upon reaching mutual consent in connection with the terms and conditions of the share exchange described in this MOU after faithful discussions between Tokyu and TCC of the details of the share exchange. It should be noted that the execution of the share exchange agreement is scheduled for late May 2002.

Article 6. Management of company assets

Subsequent to the execution of this MOU and on or before the date of share exchange, Tokyu and TCC shall exercise due care in conducting their business and managing and administering their assets. Any transaction that materially affects the assets or rights and obligations of Tokyu or TCC shall be made upon prior consultation between Tokyu and TCC.

Article 7. Cancellation due to material changes of circumstances

Subsequent to the execution of this MOU and on or before the date of execution of the share exchange agreement, Tokyu and TCC may cancel this agreement upon consultation in case of material changes of the financial circumstances or business of either Tokyu or TCC.

Article 8. Matters subject to consultation

In addition to the matters described in this MOU, the necessary matters related to the share exchange shall be determined upon consultation between Tokyu and TCC in accordance with this MOU.

This agreement has been executed in duplicate, each party retaining one copy thereof.

TOKYU CORPORATION	/s/ Kiyofumi Kamijo President and Representative Director TOKYU CORPORATION 5-6 Nampeidai-cho, Shibuya-ku,Tokyo
TOKYU CAR CORPORATION	/s/Takeo Momose President Tokyu Car Corporation 3-1 Ookawa, Kanazawa-ku, Yokohama, Kanagawa

Minutes of Monthly Board Meeting (Excerpt)

Tokyu Corporation

Minutes of Monthly Board Meeting (Excerpt)

Date and time:	Thursday, April 25, 2002, 11:00 a.m.	
Place:	Company Board Room, 5-6 Nampeidai-cho, Shibuya-ku,Tokyo	
Persons Present:	Total number of directors: 28	Directors Present: 28
	Total number of auditors: 5	Auditors Present: 3

Chairman of the Board and Representative Director Shinobu Shimizu declared the commencement of the meeting to address the following agendas, which were explained by President and Representative Director Kiyofumi Kamijo.

Proposal Number One: Making Tokyu Car Corporation (hereinafter "TCC") a wholly-owned subsidiary through a share exchange

President Kiyofumi Kamijo mentioned that TCC, which is engaged in the business of manufacture and sales of railroad vehicles, special equipment cars and parking systems, has shown an operating loss over the past several years due to declining profits caused by decreasing demand despite efforts to increase management efficiency by slimming down excessive production facilities and reducing supply costs.

The President explained that for the purpose of improving the management of TCC, measures should be taken to unify Tokyu Corporation and TCC to enhance the restructuring process of the business organization in order to concentrate on TCC's stronger businesses and to proceed with rapid decisionmaking by management in accordance with the total business strategy of the Tokyu group. He further argued that it is feasible to improve the value of the group enterprise through the effective use of managerial resources of TCC and stated the intention to enter into a memorandum of understanding regarding the basic matters as described below to make TCC a wholly-owned subsidiary of Tokyu Corporation through a share exchange accompanied with a detailed description of the transaction referring to the Memorandum of Understanding regarding the Share Exchange, the Calculation of Conversion Rate, TCC's balance sheet, and the list of shareholders of TCC and Tokyu Corporation.

1. Method of share exchange:
Share exchange pursuant to Article 352 to 366 of the Commercial Code of Japan for the purposes of making Tokyu Corporation the wholly-owning parent corporation of TCC and making TCC the wholly-owned subsidiary of Tokyu Corporation.

2. Schedule for share exchange

April 25, 2002	Execution of the Memorandum of Understanding regarding the Share Exchange
Late May 2002 (tentative)	Board meeting of Tokyu Corporation and TCC to approve the Share Exchange Agreement Execution of the Share Exchange Agreement

Late June 2002 (tentative)	Annual general shareholders' meeting of Tokyu Corporation and TCC to approve the Share Exchange Agreement
October 1, 2002	Date of execution of the share exchange

3. Contents of the Memorandum of Understanding

(1) Conversion rate for share exchange

Name of company	TOKYU CORPORATION (Wholly-owning parent company)	TCC (Wholly-owned subsidiary)
Conversion rate of shares	1	0.167

0.167 shares of Tokyu stock will be allocated for each one (1) share of TCC stock and distributed to each existing shareholder of TCC (excluding Tokyu).

The discussions regarding the conversion rate for the share exchange were based on the calculations by KPMG Corporate Finance K.K. upon Tokyu Corporation's request and by Mizuho Securities Co., Ltd. upon TCC's request. Upon deciding the conversion rate, Tokyu Corporation's Board of Directors has obtained from KPMG Corporate Finance K.K. an opinion to the effect that such conversion rate should be financially appropriate for the shareholders of Tokyu Corporation.

The conversion rate is subject to revision and change upon mutual consultation if there is a material change in the circumstances of both corporations in connection with their assets or management.

(2) Cancellation of the Memorandum of Understanding

This agreement may be cancelled upon mutual consultation if there is a material change in the circumstances of both corporations in connection with their assets or management.

Further reference omitted

After all agendas have been discussed, the Chairman declared the meeting finished at 12:30 p.m.

April 25, 2002

Monthly Board Meeting of Tokyu Corporation

Chairman	Chairman of the Board & Representative Director	Shinobu Shimizu
	President & Representative Director	Kiyofumi Kamijo
	Executive Vice President & Representative Director	Yasuhiro Yamaguchi
	Senior Managing Director	Katsuhiko Nishiyama
	Senior Managing Director	Sadayasu Nishimoto
	Senior Managing Director	Toshiaki Koshimura
	Managing Director	Morikuni Sasakura
	Managing Director	Tadashi Igarashi
	Managing Director	Takakuni Happo
	Managing Director	Katsuhisa Suzuki
	Director & Executive Corporate Advisor	Hisashi Nagatoshi
	Director	Tetsu Gotoh
	Director	Hisamitsu Tsukagoshi
	Director	Akira Komori
	Director	Ichigo Umehara
	Director	Motoo Kume
	Director	Tetsuo Nakahara
	Director	Isao Adachi
	Director	Hiroshi Shimonagata
	Director	Hiroshi Takeoka
	Director	Shoichiro Nagayama
	Director	Hirosuke Isozaki
	Director	Yoshiki Sugita
	Director	Yoshizumi Nezu
	Director	Shigeru Okada
	Director	Kuniyoshi Ihara
	Director	Masatake Ueki
	Director	Hirokazu Mizuta
	Corporate Auditors	Shigetada Miyazaki
	Corporate Auditors	Kenichiro Kakimoto
	Corporate Auditors	Takeshi Nagano

We certify that this document is an excerpt of the original minutes.

April 25, 2002
President and Representative Director
Kiyofumi Kamijo
Tokyu Corporation
5-6 Nampeidai-cho, Shibuya-ku,Tokyo